October 4, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3720
Attention:  Larry Spirgel, Esq. Assistant Director

Re:	Lattice Incorporated Form SB-2, File No. 333-140625

Ladies and Gentlemen:

Lattice Incorporated (the “Company”), is filing amendment No. 4 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff of the Commission in its letter of comments dated September 27, 2007. Set forth below is the Company’s response to comments.

Exhibits

1.	Please have your auditor revise their consent to provide a date.

Response:

In response to the Staff’s comment and in connection with the filing of Amendment No. 4 to our Registration Statement on Form SB-2, our auditors have provided revised dated consents.

* * * * *

If you have any further comments and/or questions, please contact the undersigned at (856) 910 1166.

Very truly yours,
/s/ Joe Noto
Joe Noto
Chief Financial Officer
Chief Accounting Officer

_______________________